

September 21, 2023

Michael Weisz
Chief Executive Officer of Yieldtreet Management, LLC
YS RE RAF I LLC
300 Park Avenue, 15th Floor
New York, New York 10022

> **Re: YS RE RAF I LLC**
> **Post-Qualification Amendment to Offering Statement on Form 1-A POS**
> **Filed August 22, 2023**
> **File No. 024-11755**

Dear Michael Weisz:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Post-Qualification Amendment filed August 22, 2023

General

1. We note your response to comment 3. Please revise to file as exhibits the limited liability company agreement or partnership agreement, as the case may be, for each of Alterra Owner, LLC, Avion Owner, LLC, and Centennial Olympic 336 Property, LP. Refer to Item 17(6) of Form 1-A.

2. We note your response to comment 3. Please expand your disclosure under the caption "Investment Company Act Considerations" on page 88 to describe the risk of the loss of your exclusion from regulation pursuant to the Investment Company Act. Please also revise your Risk Factors section under an appropriate caption to highlight this risk.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

Michael Weisz
YS RE RAF I LLC
September 21, 2023
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Brian Korn